UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT

PURSUANT TO SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 THEREUNDER

CLEAN ENERGY TECHNOLOGIES, INC.

 (Exact name of registrant as specified in its charter)

Nevada	20-2675800
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

Commission File Number: 333-125678 2990 Red Hill Ave, Costa Mesa, California 92626 (Address of principal executive offices)

(949) 273-4990

(Registrant’s telephone number)

INTRODUCTION

CLEAN ENERGY TECHNOLOGIES, INC.

INFORMATION STATEMENT PURSUANT TO

SECTION 14(f) OF THE SECURITIES

EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

THIS SCHEDULE IS BEING PROVIDED SOLELY FOR INFORMATIONAL PURPOSES AND NOT IN CONNECTION WITH ANY VOTE OF THE STOCKHOLDERS OF CLEAN ENERGY TECHNOLOGIES, INC.

GENERAL

This Information Statement (this “Information Statement”) is being mailed on or about May 11, 2018 to our stockholders of record as of May 8, 2018 (the “Record Date”) of the outstanding common stock, par value $0.001 per share (the “Common Stock”) of Clean Energy Technologies, Inc., a Nevada corporation (“we”, “us”, “our” or the “Company”), pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder (“Rule 14f-1”). Section 14(f) of the Exchange Act and Rule 14f-1 require the mailing to our stockholders of record of the information set forth in this Information Statement in connection with an anticipated change in majority control of our Board of Directors (the “Boar of Directors”) other than at a meeting of our stockholders.

Pursuant to Rule 14f-1, a change in majority control of the Board of Directors may not occur earlier than ten days after the later of the date of the filing of this Information Statement with the Securities and Exchange Commission (the “SEC”) and the date on which we mail this Information Statement to holders of record of our Common Stock on the Record Date (the “Effective Date”). Accordingly, the change in a majority of our directors pursuant to the Agreements (as defined herein) will not occur until at least 10 days following the mailing of this Information Statement. This Information Statement is being provided solely for informational purposes and not in connection with a vote of the Company’s stockholders.

On February 13, 2018, we entered into a Common Stock Purchase Agreement (“Stock Purchase Agreement”) with MGW Investment I Limited (“MGWI”). We received $907,388 from MGWI in exchange for the issuance of 302,462,667 restricted shares of the Corporation’s common stock, par value $.001 per share (the “Common Stock”).  The source of the funds was from MGWI.

On February 13, 2018 the Corporation and Confections Ventures Limited. (“CVL”) entered into a Convertible Note  Purchase Agreement (the “Convertible Note Purchase Agreement,” together with the Stock Purchase Agreement and the transactions contemplated thereunder, the “Agreements”) pursuant to which the Corporation issued to CVL  a convertible promissory Note (the “CVL Note”)  in the principal amount of $939,500 with an interest rate of 10% per annum interest rate and a maturity date of February 13, 2020. The CVL Note is convertible into shares of Common Stock at $0.003 per share, as adjusted as provided therein.  CVL assigned the Note to MGWI. The Agreements, together with the transactions contemplated thereby are referred to herein as the “Financing.”  The source of funds was from CVL.

Kambiz Mahdi for himself and for a trust under his control (“Mahdi”), John Bennett (“Bennett”) and ETI Partners IV LLC (“ETI IV” together with Mahdi and Bennett, the “Stockholders”) entered into a Voting

Agreement (the “Voting Agreement”) on February 13, 2018, whereby the Stockholders agreed to vote their shares in favor of the following proposals:

(i) establish the Corporation’s Board of Directors  at five (5) directors or at such other number of directors as determined by a vote of a majority of the Board of Directors

(ii) ratification and approval of the Financing, including, without limitation, the issuance of shares of Common Stock by the Corporation as provided therein,

(iii) increase or decrease of the number of authorized shares of the Corporation as proposed by the Board of Directors,

(iv) the employment agreements of Kambiz Mahdi and John Bennet

(v) the appointment of four members of the Board of Directors, or their removal therefrom, as designated at any time by MGWI,

(vi) the appointment or removal of one member of the Board of Directors as designated by the Chief Executive Officer of the Corporation,

(vii) a reverse split of the outstanding Common Stock of the Corporation in an amount of up to 30:1,

(viii) the filing and/or ratification of the filing of with the Securities and Exchange Commission of Form 14f-1, and

(ix) an increase of shares of Common Stock that may be granted under the Corporation’s equity incentive plan by 10,000,000 shares of Common Stock

After giving effect to the issuance of our common stock to MGWI under the Agreements, MGWI beneficially owns approximately 54% of our common stock entitled to vote on the Record Date and 67.8% of our common stock on a fully diluted basis. The source of funds used by MGWI was from partners of MGWI.

To the Company's knowledge, except with respect to the Voting Agreement, there are no other arrangements or understandings among members of both the former and new control groups and their associates with respect to election of directors or other matters.

VOTING SECURITIES

As of the Record Date, there were 554,773,461 shares of the Company’s Common Stock and 750,000 shares of Series D Preferred Stock issued and outstanding. Each share of Common Stock and Series D Preferred Stock entitles the holder thereof to one vote on each matter that may come before a meeting of the stockholders. Immediately prior to the financing,  there were 238,510,794 shares of the Company’s Common Stock issued and outstanding.

Security Ownership of Certain Beneficial Owners and Management

The following two tables set forth certain information concerning the number of shares of the Company’s Common Stock owned beneficially as of February 12, 2018, immediately prior to the consummation of the Financing and on the Record Date on a proforma basis by giving effect to the Financing and all the transactions contemplated thereby of: (i) each of the Company’s directors; (ii) each of the Company’s named executive officers, (iii) officers and directors as a group and (iv) each stockholder known by the Company to be the beneficial owner of more than 5% of the Company’s outstanding securities.

The amounts and percentages of our common stock beneficially owned are reported on the basis of SEC rules governing the determination of beneficial ownership of securities. Under the SEC rules, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of such security, or “investment power,” which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has the right to acquire beneficial ownership within 60 days through the exercise of any stock option, warrant or other right. Under these rules, more than one person may be deemed a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which such person has no economic interest.

In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the number of shares beneficially owned by such person. As a result, the percentage of outstanding shares of any person as shown in these table may differ from such person’s actual ownership percentage as determined by using number of shares of our common stock actually outstanding on the Record Date.

Unless otherwise indicated, each of the shareholders named in the table below, or his or her family members, has sole voting and investment power with respect to such shares of our common stock. Except as otherwise indicated, the address of each of the shareholders listed below is: 2990 Red Hill Ave, Costa Mesa, California 92626.

BENEFICIAL OWNERSHIP – PRE-FINANCING

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percentage of Common Stock

Directors and Officers
Kambiz Mahdi(1) Chief Executive Officer and Director	6,866,000	2.88%
John Bennett, Chief Financial Officer and Former Director (1)	1,359,200	*
Robert Young, Former Director(1)	400,000
Meddy Sahebi, Former Chairman and Former Director (1) (3)	-	*

Juha Rouvinen, Former Director (1) (2)	-	*
William Maloney, Former Director (1) (2)	-	*
Erin Falconer, Former Director	-	*

All Officers and Directors as a Group (7 persons)	8,255,200	3.62%

5% Stockholders
ETI Partners IV LLC (1)	86,830,323	36.41%
Cyberfuture One LP	25,830,000	10.83%

* Less than 1%

(1) The shares of common stock are held directly by the Kambiz and Bahareh Mahdi Living Trust and indirectly by Kambiz Mahdi and Bahareh Mahdi as Trustees.

(2) Messrs. Sahebi, Rouvinen, Maloney and Ms. Falconer resigned on February 8, 2018. Messrs. Young and Bennett resigned as directors on February 14, 2018.

(3) ETI Partners IV LLC (“P-IV”) is a private investment company organized as a Delaware limited liability company, with its principal offices c/o Energy Technology Innovations, Inc., 901 Washington Boulevard, Suite 208, Marina Del Rey, CA 90292.  Energy Technology Innovations, Inc. is the Manager of P-IV.  Mr. Meddy Sahebi is the President of Energy Technology Innovations, Inc.  P-IV is the beneficial owner of 57,380,323 shares of common stock.  Mr. Sahebi, is the President of Energy Technology Innovations, Inc., which is the Manager of P-IV.

BENEFICIAL OWNERSHIP ON THE RECORD DATE – POST FINANCING

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percentage of Common Stock(1)

Directors and Officers
Kambiz Mahdi Chief Executive Officer and Director	22,866,000	4.12%
John Bennett, Chief Financial Officer and Former Director	1,359,200	*
	-	*
Mr. Calvin Pang, Pending Director (1) (2) (3)	615,629,334	70.93

Mr. Suangan Lin Pending Director (3)	-	*

Mr. Yonsheng Lyu Pending Director (3)	-	*

Mr. Jun Wang Pending Director (3)	-	*

All Officers and Directors as a Group (6 persons)	639,854,534	75.30%

5% Stockholders
MWG Investment I Limited	615,629,334	70.93%
ETI Partners IV LLC (1)	57,380,323	10.34%

* Less than 1%

(1) The shares of common stock are held directly by the Kambiz and Bahareh Mahdi Living Trust and indirectly by Kambiz Mahdi and Bahareh Mahdi as Trustees.

(2) Mr. Pang has voting and investment power over our common stock held by MWG Investment I Limited which consists of 302,462,667 shares of our common stock and a convertible note in the amount of $939,5000 which may be converted into 313,166,667 shares of our common stock.

 (3) Assuming appointment of the directors pending the effective time of this Form 14F-1 and mailing to stockholders.

3. Changes in Control

Upon completion of the Financing as described above in Section 1, there was a change of control in the Company.

On February 8, 2018, William Maloney, Erin Falconer, Juha Rouvinen, Meddy Sahebi, and resigned as the Corporation’s Directors. On February 14, 2018, Mr. John Bennett and Robert Young resigned as the Corporation’s Directors. The directors resigned as a condition to the closing of the funding under the Stock Purchase Agreement.

As a condition to the Financing, Mr. Calvin Sean Pang, Mr. Jun Wang, Mr. Shuangan Lin and Mr. Yongsheng Lyu were appointed to serve on the Board of Directors.  Their appointments ad directors will be effective on the Effective Date.

DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth information regarding the Company’s current executive officers and directors and the proposed executive officers and directors of the Company:

Name	Age	Position
Kambiz Mahdi	52	Chief Executive Officer and Chairman of the Board of Directors
John Bennett	58	Chief Financial Officer
Mr. Calvin Pang	33	Director
Mr. Suangan Lin	30	Director
Mr. Yonsheng Lyu	65	Director
Mr. Jun Wang	51	Director

Set forth below is a brief description of the background and business experience of each of the listed executive officers and directors for at least the past five years.

A biography of the new members of our Board of Directors follows:

Kambiz Mahdi, age 53, Kambiz Mahdi is co-founder, and served as President and Chief Executive Officer of Probe Manufacturing from 1996 until December of 2005 and again from July 2009 until present. Prior to CETY, Mr. Mahdi was technical director at Future Electronics for six years supporting Motorola, Analog Devices and Micro Chip technologies and product lines. While at Future Electronics, Mr. Mahdi developed superior technical management leadership and skills servicing some of the top 100 fortune technology customers and their applications. Mr. Mahdi also started Billet Electronics a global supply chain provider of products, services and solutions in the technology sector in 2007. He has established the company as a leading independent distributor of electronic components and provider of value-added services to its market. Mr. Mahdi has a BS degree in Electrical Engineering from California State University of Northridge. Mr. Mahdi has not served on any other boards of public companies in the past five years.

Our Board of Directors selected Mr. Mahdi to serve as a director because he is our Chief Executive Officer and has served in various executive roles with our company for 14 years, with a focus on electrical design & manufacturing, sales and operations. Mr. Mahdi has profound insight into the development, marketing, finance, and operations aspects of our company. He has expansive knowledge of engineering and manufacturing industry and relationships with chief executives and other senior management at technology companies. Our Board of Directors believes that Mr. Mahdi brings a unique and valuable perspective to our Board of Directors.

John Bennett, age 58, John Bennett has been with Probe Manufacturing since February 2005, as the Chief Financial Officer. He has been in the Electronic Manufacturing Industry for 22 years. He has held positions as the Controller, Vice President of Finance and Chief Financial Officer, with experience in Contract Manufacturing of Printed Circuit Board Assembly, Cable and Harness Assembly, Box Builds and Battery & Charger assembly. He holds a Bachelor of Science in Accounting from Mesa University and a Master of Science in Finance from the University of Colorado. Mr. Bennett has not served on any other boards of public companies in the past five years.

Our Board of Directors selected Mr. Bennett to serve as a director because he is our Chief Financial Officer and has been with our company for more than 10 years, where his primary focus has been on the financial systems and operations and SEC reporting of the company. He has significant knowledge of, and relationships within, the electronic manufacturing industry, due in part to the 25 years he has spent working in the industry. Our Board of Directors believes that his executive experience in the electronic manufacturing coupled with his deep knowledge of our company’s strategies and operations will bring strong financial and operational expertise to our Board of Directors.

Mr. Calvin Pang, age: 33. Since 2015 Mr. Pang has been the Managing Director of Megawell Capital Limited. From 2007 to 2015, he was a banker at UBS AG managing portfolios of Hong Kong and China based investors. Mr. Pang graduated from the Olin School of Business in Washington University in St. Louis with a bachelor’s degree in business and finance. We believe that Mr. Lyu is well qualified to serve as a member of our Board of Directors due to his extensive experience in U.S. and Asian corporate finance and may assist us in developing relationships with financial institutions.

Mr. Lin Shuangan, age: 30. Mr. Lin is the Deputy Chief Executive of Shanghai New Hope Data Technology Co., Ltd. where he has worked since 2015. Prior to that Mr. Lin, worked for New Hope Group Co., Ltd from 2012 to 2015 as a project manager for the chemical industry subsidiary. Mr. Lin graduated from De Montford University and obtained a bachelor’s degree in business. We believe that Mr. Lin is well qualified to serve as a member of our Board of Directors due to his extensive experience in project management, chemical engineering and business.

Mr. Yongsheng Lyu, age: 65. Mr. Lyu has acted as an independent project consultant for Taiyu (Shenyang) Energy Technology Co., Ltd. since 2009. From 2003 to 2009, he served as the Executive Director of the Mianyang City Civil Aviation Administration Greening Company. From 1996 to 2003, he was the General Manager of Mianyang Township Enterprise Supply and Marketing Corporation. Mr. Lyu graduated from Jilin University with a bachelor’s degree in engineering. We believe that Mr. Lyu is well qualified to serve as a member of our Board of Directors due to his extensive experience in engineering, sales and marketing and his ability to assist the company in expanding its markets into Asia.

Mr. Jun Wang, age: 51. Mr. Wang, is the current Chairman and Chief Executive Officer of Taiyu (Shenyang) Energy Technology Co., Ltd. and has held those positions since 2002. From 2008 -2012 Mr. Wang served as Chief Executive Officer and director of SmartHeat, Inc. Prior to that, he served as an executive at Beijing HTN Pipeline Equipment Co., Ltd. from 2000 to 2002 and Honeywell from 1996 to 1999. Mr. Wang graduated from Tsinghua University and obtained a master’s degree in engineering. We believe that Mr. Wang is well qualified to serve as a member of our Board of Directors due to his extensive experience in the clean energy business in China and his ability to open potential markets to the company in Asia.

LEGAL PROCEEDINGS INVOLVING DIRECTORS AND EXECUTIVE OFFICERS

The Company is not aware of any legal proceedings to which any current or prospective director, officer, affiliate of the Company, or owner of more than five percent of the Company’s Common Stock (beneficially or of record) is a party adverse in interest to the Company.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Except as described above, none of the following parties has, in the last two years, had any material interest, direct or indirect, in any transaction with the Company or in any presently proposed transaction that has or will materially affect the Company:

•

Any of the Company’s directors or officers;

•

Any person proposed as a nominee for election as a director;

•

Any person who beneficially owns, directly or indirectly, shares carrying more than 5% of the voting rights attached to the Company’s outstanding shares of common stock;

•

Any of the Company’ promoters; and

•

Any member of the immediate family (including spouse, parents, children, siblings and in-laws) of any of the foregoing persons.

Kambiz Mahdi, our Chief Executive Officer, owns Billet Electronics, which is an independent distributor of electronic components. From time to time we purchase parts from Billet Electronics. In addition Billet was a supplier of parts and had dealings with current and former customers of our company. Our Board of Directors has approved such transactions of our chief executive officer.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires our directors and executive officers and persons who beneficially own more than ten percent of a registered class of our equity securities to file with the SEC initial reports of ownership and reports of change in ownership of common stock and other equity securities of the Company. Officers, directors and greater than ten percent stockholders are required by SEC regulations to furnish us with copies of all Section 16(a) forms they file. Based solely upon a review of Forms 3 and 4 and amendments thereto furnished to us under Rule 16a-3(e) during the year ended December 31, 2017, Forms 5 and any amendments thereto furnished to us with respect to the year ended December 31, 2017, and the representations made by the reporting persons to us, we believe that during the year ended December 31, 2017, our executive officers and directors and all persons who own more than ten percent of a registered class of our equity securities complied with all Section 16(a) filing requirements with the exception of ETI Partners IV LLC or their members who may be considered to beneficially own our common stock who have not filed a Forms 3 or 4 in 2012 or thereafter or a Form 5 as required in 2017.

AUDIT, NOMINATING AND COMPENSATION COMMITTEES OF THE BOARD OF DIRECTORS

The Company’s audit committee presently consists of our sole director. The Company does not have a compensation committee or nominating committee.

The Company’s directors perform the functions of the audit, nominating and compensation committees. The current size of the company does not facilitate the establishment of a separate committees.  Our Board of Directors as establish ad hoc committees to address specific areas in more depth than may be possible at a full Board of Directors meeting. The Company plans establish separate committees in the future.

Audit Committee Financial Expert

The Company has no audit committee financial expert serving on its audit committee. The Company believes the cost related to retaining a financial expert at this time is prohibitive. Further, because of the Company’s state of development, it believes the services of a financial expert are not warranted.

DIRECTOR INDEPENDENCE

Our common stock is quoted on the OTC Bulletin Board inter-dealer quotation system, which does not have director independence requirements.  Under NASDAQ Rule 5605(a)(2), a director is not considered to be independent if he or she is also an executive officer or employee of the corporation.  The Company’s sole director, Kambiz Mahdy, is also the Chief Executive Officer, As a result, the Company does not have any independent directors. After the Effective Date, Messrs, Pang, Lin, Luy and Wang will be considered independent.

MEETINGS OF DIRECTORS

Our Board of Directors held three meetings during the fiscal year ended December 31, 2017. Each of our incumbent directors attended at least 75.0% of the aggregate total number of meetings of our Board of Directors held during the period for which he served as a director.

NOMINATION AND APPOINTMENT OF DIRECTORS

The appointment of the proposed directors was made by a consent resolution of the Company’s director at the time of the Financing which will become effective on the Effective Date. The stockholders of the Company will not be given an opportunity to recommend additional or alternative candidates for the Board of Directors.

SECURITY HOLDER COMMUNICATIONS WITH THE BOARD OF DIRECTORS

The Company has not provided any separate process for communicating with the Board of Directors.  Communications to the board of directors may be directed to the Company at the address and telephone number set out on the cover page to this Information Statement.

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

Summary Compensation Table

The following table sets forth the fiscal year 2017 and 2016 compensation for:

Kambiz Mahdi, our Chief Executive Officer; and

John Bennett, our Chief Financial Officer

The executive officers included in the Summary Compensation Table are referred to in our Form 10K as our named executive officers.

Summary Compensation Table

		Salary	Bonus	Stock Awards	Option Awards	Non-equity Incentive Plan Compensation	Change in Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compensation ($)	Total
Name and Principal Position	Year	($)	($)(3)	($)(4)	($)	($)	($)		($)
Kambiz Mahdi (1)	2017	$275,000	$ -	$ -	$ -	$ -	$ -	$ -	$275,000
Chief Executive Officer	2016	$275,000	$ -	$ -	$ -	$ -	$ -	$ -	$275,000

John Bennett (2)	2017	$140,000	$ -	$ -	$ -	$ -	$ -	$ -	$140,000
Chief Financial Officer	2016	$140,000	$ -	$ -	$ -	$ -	$ -	$ -	$140,000

1)    On October 1, 2015, we entered into a new employment agreement with Mr. Mahdi for 2 years with an annual salary of $275,000 In 2017 Mr. Mahdi was paid down total of $38,461 from the past due balance of unpaid salary from 2016 with remaining outstanding balance of  $69,884 due to lack of capital.

2) In 2016 Mr. Bennett was only paid $74,821 due to lack of capital and is still due $58,145 from 2016.

3) here were no bonuses paid or accrued for any executives for fiscal years 2017 and 2016.

4)       Mr. Bennett was issued an option to purchase 30,000 shares of our common stock on February 8, 2007 at $1.73 under our 2006 Plan and an option to purchase 30,000 shares of our common stock at $.33 per share on February 28, 2008.  Both option grants expired on February 08, 2017.

Outstanding Awards At Fiscal Year-End

There are no outstanding options or stock awards held by our named executive officers as of December 31, 2017.

Mr. Bennett was issued an option to purchase 30,000 shares of our common stock on February 8, 2007 at $1.73 under our 2006 Plan and an option to purchase 300,000 shares of our common stock on February 28, 2008.  Both option grants expired on February 08, 2017.

The company has adopted the use of Statement of Financial Accounting Standards No. 123R, “Share-Based Payment” (SFAS No. 123R) (now contained in FASB Codification Topic 718, Compensation-Stock Compensation), which supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees”, and its related implementation guidance and eliminates the alternative to use Opinion 25’s intrinsic value method of accounting that was provided in Statement 123 as originally issued. This Statement requires an entity to measure the cost of employee services received in exchange for an award of an equity instruments, which includes grants of stock options and stock warrants, based on the fair value of the award, measured at the grant date, (with limited exceptions). Under this standard, the fair value of each award is estimated on the grant date, using an option-pricing model that meets certain requirements. We use the Black- Scholes option-pricing model to estimate the fair value of our equity awards, including stock options and warrants. The Black-Scholes model meets the requirements of SFAS No. 123R; however, the fair values generated may not reflect their actual fair values, as it does not consider certain factors, such as vesting requirements, employee attrition and transferability limitations. The Black-Scholes model valuation is affected by our stock price and a number of assumptions, including expected volatility, expected life, risk-free interest rate and expected dividends. We estimate the expected volatility and estimated life of our stock options at grant date based on historical volatility; however, due to the thinly traded nature of our stock, we have chosen to use an average of the annual volatility of like companies in our industry. For the “risk-free interest rate”, we use the Constant Maturity Treasury rate on 90 day government securities. The term is equal to the time until the option expires. The dividend yield is not applicable, as the company has not paid any dividends, nor do we anticipate paying them in the foreseeable future. The fair value of our restricted stock is based on the market value of our free trading common stock, on the grant date calculated using a 20 trading day average. At the time of grant, the share based-compensation expense is recognized in our financial statements based on awards that are ultimately expected to vest using historical employee attrition rates and the expense is reduced accordingly.  It is also adjusted to account for the restricted and thinly traded nature of the shares.  The expense is reviewed and adjusted in subsequent periods if actual attrition differs from those estimates.

We re-evaluate the assumptions used to value our share-based awards on a quarterly basis and if changes warrant different assumptions, the share-based compensation expense could vary significantly from the amount expensed in the past. We may be required to adjust any remaining share-based compensation expense, based on any additions, cancellations or adjustments to the share based awards. The expense is recognized over the period during which an employee is required to provide service in exchange for the award, the requisite service period (usually the vesting period). No compensation cost is recognized for equity instruments for which employees do not render the requisite service.    For the years ended December 31, 2017 and 2016, we had $0 in non-vested expense to be recognized.

Executive Employment Agreements

On September 1, 2011, the Board of Directors approved long-term executive employment agreements with our Chief Executive Officer, Kambiz Mahdi and Chief Financial Officer John Bennett, for a period of five years from execution, unless terminated earlier pursuant to the terms of their respective agreements.

On October 1, 2015 we entered into a new employment agreement with Mr. Mahdi for 2 years with an annual salary of $275,000. In addition, Mr. Mahdi will receive a severance benefit consisting of a single lump sum cash payment equal the salary that Mr. Mahdi would have been entitled to receive through the remainder or the Employment Period or (1) year, whichever is greater. Mr. Mahdi employment contract expired on October 1, 2017. Mr Mahdi has been continuing to work under the same terms and we are negotiating a new contract with Mr. Mahdi.

OTHER INFORMATION

The Company is subject to the information and reporting requirements of the Exchange Act and, in accordance with that Act, files periodic reports, documents and other information with the SEC relating to its business, financial statements and other matters. These reports and other information may be inspected and are available for copying at the offices of the SEC, Room 1580, 100 F Street NE, Washington D.C. 20549 and are available on the SEC’s website at www.sec.gov.

BY ORDER OF THE BOARD OF DIRECTORS

CLEAN ENERGY TECHNOLOGIES, INC.

Dated: May  10, 2018

/s/Kambiz Mahdi

Kambiz Mahdi

Chief Executive Officer and Director